P.E. 2/20/02

02016037

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 20, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Santander Central Hispano

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby notifies the resolution adopted by the Board of Directors of BSCH Finance Limited (previously, Santander Finance Limited), on January 18th 2002 to redeem in advance all of the "C", "D" and "E" Series preference shares issued by such institution, amounting to 200 million U.S. dollars each.

BSCH Finance Limited is a company incorporated under the laws of the Cayman Islands.

The redemption of the three issuances will be carried out on February 26th 2002.

The Bank of Spain, within its sphere of competence regarding the supervision of the solvency of credit institutions, has authorised the aforementioned redemptions.

Madrid, February 18th 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: February 20, 2002

By: ______________________
Name: *Antonio Aparicio*
Title: Senior Vice President